Ms Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

March 30, 2012

Re:	National Bank of Greece S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 23, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed July 22, 2011
Form 6-K furnished August 31, 2011
Form 6-K furnished November 29, 2011
File No. 001-14960

Dear Ms Hayes,

We refer to your comment letter dated January 27, 2012 on the above referenced Annual Report on Form 20-F (the “20-F”) of National Bank of Greece S.A. (the “Bank”), on our supplemental responses, on our Form 6-K furnished August 31, 2011 (the “August 6-K”) and on our Form 6-K furnished November 29, 2011 (the “November 6-K”).

Set forth below is the Bank’s response to comment 7, and an update on the status of comment 9, as included in your comment letter dated January 27, 2012, for which we indicated in our response dated March 5, 2012 that we would respond by March 30, 2012. For your convenience, the comments are repeated below prior to our response.

Form 6-K furnished August 31, 2011
General

7.                                    We note your response to prior comment 19 from our letter dated October 28, 2011.  In reference to your disclosure on page F-35 of your December 31, 2010 Form 20-F, which states that you believe the credit risk associated with derivatives instruments is “minimal”, please tell us in detail how you were able to support your conclusion.  Specifically, quantify for us what your credit valuation adjustment (CVA) would have been for all periods under both IFRS and U.S. GAAP, and provide us with your materiality analysis that supports your belief that it was not significant to any period and that no CVA adjustment was necessary under IFRS or U.S. GAAP.

We respectfully advise the Staff that we have now, as part of our work on the December 31, 2011 IFRS and US GAAP financial statements, revisited our assumptions and computation methodology relating to the impact on the Group (defined as the Bank together with its consolidated subsidiaries) of credit risk on derivatives (for both counterparty and own credit risk).  This has resulted in the identification of an adjustment of the 2010 balances, which we intend to address by restating our 2010 US GAAP financial statements.

We are also in the process of quantifying the impact on the US GAAP financial statements as of and for the years ended December 31, 2008 and 2009.  This process is planned to be completed before filing of the current year annual report on Form 20-F, at which time all prior period US GAAP balances will be restated, if deemed necessary.

In addition, we respectfully advise the Staff that we are also evaluating the implications of this adjustment, if any, on our internal controls over financial reporting.

The table below quantifies the impact of this adjustment as of and for the year ended December 31, 2010, together with the expected impact on our December 31, 2011 US GAAP financial statements.

Impact of bilateral CVA under US GAAP

	Year ended December 31, 2010	Year ended December 31, 2011

Impact on shareholders’ equity, after tax, gain / (loss) (EUR in millions)	(76.2)	115.5

Impact in net profit/(loss), after tax, gain / (loss) (EUR in millions)	(76.2)	191.8

% of total shareholders’ equity (US GAAP)	-0.9%	n/a	(1)

% of net profit / (loss) for the period (US GAAP)	36.0%	n/a	(1)

(1)         This information is not available, since we have not yet finalized the US GAAP financial statements as of and for the year ended December 31, 2011.

The Group will include the impact of credit risk on derivatives with the Hellenic Republic for IFRS purposes as of December 31, 2011 onwards as it believes the losses associated with the PSI completion changed the risk profile of the Hellenic Republic, and that due to this change in circumstances, we believe that the IFRS prior periods’ approach is no longer appropriate. We have also advised the Hellenic Capital Markets Commission (the “HCMC”) on our approach on this matter.

The Bank additionally advises the Staff that historically, under IFRS and US GAAP, our methodology included both a qualitative and quantitative assessment of our own and our counterparties’ credit risk.  As part of this, we concluded in the past:

•                  Based on our qualitative assessment, that (i) the credit risk on our OTC derivatives subject to a credit support annex (“CSA”) under the International Swaps and Derivatives Association (“ISDA”) was minimal because the CSA  requires daily placement of collateral, and the ISDA agreement provides for netting of asset and liability positions in case of default and (ii) the lack of observable data regarding OTC derivatives with the Hellenic Republic as a counterparty meant that we could use the regulatory treatment for assets with the Hellenic Republic as a proxy to evaluate the performance risk. Our regulatory requirements, in turn, attributed zero risk in our risk weighted assets to exposures with the Hellenic Republic, including the OTC derivatives with the Hellenic Republic, because, being a sovereign state, had zero credit risk. As a result of the above qualitative assessment made, we did not quantify an amount for bilateral CVA on OTC derivatives subject to a CSA or with the Hellenic Republic as counterparty.  We have now concluded, as noted above, that due to a change in circumstances, this position is no longer appropriate and propose to restate for the adjustment that arose in this regard for US GAAP purposes.

•                  Based on a quantitative assessment made, the Group’s bilateral CVA after tax on all other OTC derivatives was deemed immaterial (cumulative loss of EUR4.3 million, EUR5.2 million and EUR2.2 million as at December 31, 2010, March 31, 2011 and June 30, 2011, respectively and cumulative gain of EUR3.8 million as at September 30, 2011).  The amount relating to December 31, 2010 has been included in our calculation of the restatement of the Group’s bilateral CVA above.

9.                                    We continue to disagree with your conclusion that, as of September 30, 2011, future cash flows and, thereby an appropriate impairment amount, cannot be “reliably estimated” as contemplated by paragraph 59 of IAS 39.  Refer to paragraph 62 of IAS 39 which notes that even in situations where observable data are absent or limited, an entity is required to use its experienced judgment to estimate the amount of any impairment loss.  The guidance further clearly states that the use of reasonable estimates is an essential part of the preparation of financial statements and does not undermine their reliability.  Therefore, please revise your interim financial statements for the nine months ended September 30, 2011 which were furnished on your Form 6-K filed November 29, 2011 to record the further impairment of all of your GGBs, including your post-2020 GGBs, experienced between July 1 and September 30, 2011.  Please provide us with your analysis of the impairment to explain how you determined your estimate of future cash flows for your bonds classified held-to-maturity and the market value used for bonds classified as trading or available-for-sale.

We advise the Staff that we have discussed your disagreement regarding our conclusions as to impairment of our GGBs recorded in our IFRS interim financial statements for the nine months ended September 30, 2011 prepared in accordance with IAS 34 “Interim Financial Reporting” and furnished on Form 6-K of November 29, 2011 with the Bank of Greece and the HCMC.  On March 27, 2012 we received a letter from the HCMC which informed us that the HCMC is considering this issue and it expects to conclude within the next month. The HCMC is also considering the possibility of informing and consulting with the European Securities and Markets Authority (the “ESMA”) in the context of ESMA’s responsibilities.

Consequently, we advise the Staff that we expect to be in a position to respond formally to this comment shortly after we receive HCMC’s conclusion.

Finally, we would like to inform you that in accordance with a law enacted in Greece on March 28, 2012, banks with shares listed in the Athens Exchange may publish their Annual Financial Report for the year ended December 31, 2011 by April 20, 2012, instead of March 31, 2012, which would have been the deadline absent this new law. The Bank intends to make use of this extension and therefore it will not publish its Annual Financial Report for the year ended December 31, 2011 by March 31, 2012.

Should you have any questions or require any additional information, please contact Mr. Charalampos Mazarakis, CFO on + 30 210 3343101.

For the National Bank of Greece S.A.

Yours sincerely,

/s/ Apostolos Tamvakakis
Apostolos Tamvakakis
Chief Executive Officer

Copy:	Manos Pelidis
Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Diana Billik
Xenia Kazoli
Allen & Overy LLP